                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Wyndham Hotel Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 983100 10 8
                     -----------------------------------
                                (CUSIP Number)


                              James D. Carreker
                        2001 Bryan Street, Suite 2300
                               2001 Ross Avenue
                             Dallas, Texas 75201
                                (214) 863-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                April 14, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on the following page(s))

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     PAGE 2



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CF Securities, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the caption Proxy Agreement.)                   (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  9,447,745

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  9,447,745

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,447,745

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 26 pages

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     PAGE 3



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mill Spring Holdings, Inc.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the caption Proxy Agreement.)                   (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  9,447,745

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  9,447,745

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,447,745

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 3 of 26 pages

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                    PAGE 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harlan R. Crow

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the captions and Revocable Proxy                (b) [ ]
      and Proxy Agreement.)
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  9,447,845

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  9,447,845

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,447,845

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 4 of 26 pages

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     PAGE 5



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James D. Carreker

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the caption Proxy Agreement.)                   (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,251,087

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     120,690
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,251,087

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     120,690

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,371,777

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 5 of 26 pages

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     PAGE 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leslie V. Bentley

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the caption Proxy Agreement.)                   (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  392,057

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  392,057

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      392,057

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 6 of 26 pages

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     PAGE 7



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anne L. Raymond

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the caption Proxy Agreement.)                   (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  380,151

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  380,151

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      380,151

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 7 of 26 pages

                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     PAGE 8



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stanley M. Koonce, Jr.


--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
      (See Item 4 under the caption Proxy Agreement.)                   (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  388,001

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  388,001

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      388,001

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 8 of 26 pages

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Wyndham Hotel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2001 Bryan Street, Suite 2300, Dallas, Texas 75201, and its telephone number at such address is (214) 863-1000.

Item 2.  Identity and Background.

         (a)-(c), (f)   This statement is filed by CF Securities, L.P. ("CFS"),
Mill Spring Holdings, Inc. ("Holdings"), Harlan R. Crow, James D. Carreker, Leslie V. Bentley, Anne L. Raymond and Stanley M. Koonce, Jr. (each, a "Filing Person" and collectively, the "Filing Persons").

         CFS is a Texas limited partnership principally engaged in investments in securities. Its principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Holdings is the general partner of CFS.

         Holdings is a Texas corporation established as a holding company for various investments. Mr. Crow is the sole director, President and principal stockholder of Holdings. Holdings' principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of CFS and Holdings are set forth on Schedule I hereto (or in this Item 2), which Schedule I is incorporated herein by reference.

         Mr. Crow is a director of the Company and principally employed as an investor. His principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201.

         Mr. Carreker is the President, Chief Executive Officer and a director of the Company. Mr. Bentley is an Executive Vice President and Wyndham Garden Division President and a director of the Company. Ms. Raymond is an Executive Vice President, the Chief Financial Officer and a director of the Company. Mr. Koonce is the Executive Vice President -- Marketing, Planning and Technical Services and a director of the Company. The Company is a national hotel company that operates upscale hotels. The business address of each of the foregoing persons and of the Company is 2001 Bryan Street, Suite 2300, Dallas, Texas 75201. Messrs. Crow, Carreker, Bentley and Koonce, as well as Ms. Raymond, are citizens of the United States of America.





                               Page 9 of 26 pages

         (d)-(e) None of CFS, Holdings, Mr. Crow, Mr. Carreker, Mr. Bentley, Ms. Raymond or Mr. Koonce nor, to the best knowledge of CFS, Holdings and Mr. Crow, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a) CFS acquired 9,478,995 shares of Common Stock on May 24, 1996. Such shares were acquired in exchange for various contributions of partnership interests in various partnerships in which CFS was a limited partner. These partnerships were involved in the ownership or management of hotels. CFS acquired such shares pursuant to the terms of that certain Formation Agreement among the Company, CFS, Mr. Crow and the other parties listed on the signature pages thereto (the "Formation Agreement"). Immediately after the CFS shares were delivered to CFS pursuant to the Formation Agreement, 31,250 of such shares were transferred to Ms. Susan T. Groenteman, a director of the Company, a Vice President of Holdings and an employee of an affiliate of CFS and Holdings. The 9,447,745 shares of Common Stock currently held by CFS are referred to herein as the "CFS Shares." Holdings may be deemed to beneficially own the CFS Shares by virtue of its status as general partner of CFS.

         (b) Mr. Crow may be deemed to beneficially own the CFS Shares by virtue of his status as the sole director and President, and as a principal shareholder of Holdings. Mr. Crow disclaims beneficial ownership of all shares of Common Stock held by CFS. Mr. Crow directly purchased 100 shares of Common Stock in May 1996 with personal funds.

         (c) Mr. Carreker directly acquired 1,173,316 shares of Common Stock on May 24, 1996. Such shares were acquired pursuant to the Formation Agreement in exchange for contributions of partnership interests in various partnerships in which Mr. Carreker was a limited partner. These partnerships were involved in the ownership or management of hotels.

         Mr. Carreker indirectly acquired 114,222 shares of Common Stock on May 24, 1996 through his stock ownership of Wyndham Hotel Management Corporation ("WHMC"). WHMC acquired such shares in exchange for the contribution of a partnership interest in a partnership in which WHMC was the general partner. The partnership was involved in the management of hotels. Mr. Carreker indirectly acquired an additional 6,468 shares of Common Stock on February 11, 1997 through his stock ownership of WHMC, which directly acquired such shares as a result of the distribution of the holdings of Common Stock to the participants of Wyndham Employees, Ltd. ("WEL"). WEL, an employee equity participation





                              Page 10 of 26 pages
plan of the Company, acquired the shares of Common Stock held by it in exchange for various contributions of partnership interests in various partnerships in which WEL was a limited partner. All of the foregoing described shares were acquired pursuant to the Formation Agreement. Mr. Carreker disclaims beneficial ownership of all shares of Common Stock held by WHMC beyond his 49% ownership interest therein.

         The Carreker Descendants Trust, a trust of which Mr. Carreker is the special trustee and has full voting rights, directly acquired 77,671 shares of Common Stock on May 24, 1996. Such shares were acquired in exchange for the contribution of a partnership interest in a partnership in which the trust was a limited partner. The partnership was involved in the management of hotels. The trust acquired such shares pursuant to the Formation Agreement. Mr. Carreker disclaims beneficial ownership of all shares of Common Stock held in the trust.

         See Item 3(e) below with respect to the source of funds to purchase interests in the partnerships referred to above.

         (d) Mr. Bentley, Ms. Raymond and Mr. Koonce directly acquired 330,337, 380,151 and 388,001, shares of Common Stock on May 24, 1996, respectively. Such shares were acquired in exchange for various contributions of partnership interests in various partnerships in which such persons were limited partners. These partnerships were involved in the ownership or management of hotels. Mr. Bentley, Ms. Raymond and Mr. Koonce acquired such shares pursuant to the Formation Agreement.

         Various trusts for which Mr. Bentley is the special trustee and has full voting rights directly acquired 61,680 shares of Common Stock on May 24, 1996. Such shares were acquired in exchange for the contribution of partnership interests in a partnership in which the trusts were limited partners. The partnership was involved in the management of hotels. The trusts acquired such shares pursuant to the Formation Agreement. Mr. Bentley disclaims beneficial ownership of all shares of Common Stock held in the trusts.

         See Item 3(e) below with respect to the source of funds to purchase interests in the partnerships referred to above.

         (e) During 1993, 1994 and 1995, Mr. Carreker, Mr. Bentley, Ms. Raymond, Mr. Koonce and WEL incurred indebtedness to Wyndham Finance Limited Partnership ("WFLP"), a partnership owned by certain members of the Trammell Crow family or their lineal descendants. The purpose of the loans was to finance such persons' capital contributions to various partnerships in which they were acquiring an ownership interest. In the Formation Agreement, the Company purchased promissory notes representing such loans for cash payments to WFLP in the amounts of $4,904,573, $1,805,133, $4,417,588, $1,839,006 and
$2,907,161 which were equivalent to the aggregate outstanding principal and accrued interest that was owing by Mr. Carreker, Mr. Bentley, Ms. Raymond, Mr. Koonce





                              Page 11 of 26 pages
and WEL, respectively, to WFLP as of December 31, 1995. Such promissory notes accrue interest at 6% per annum and are fully secured by the pledge of shares of Common Stock held by such persons; the outstanding principal and accrued interest (compounded quarterly) will be payable in a single lump sum in May 2001.

         Messrs. Carreker and Bentley contributed the initial corpus of the trusts created by them. These contributions were the partnership interests referred to above that were subsequently exchanged for shares of Common Stock.

Item 4.  Purpose of Transaction.

         Each of the Filing Persons acquired the shares of Common Stock held by him, her or it for investment purposes.


         On April 14, 1997, the Company entered into that certain Agreement and Plan of Merger ("Patriot Merger Agreement") with Patriot American Hospitality, Inc. ("Patriot"), and Patriot and CFS also entered into that certain Stock Purchase Agreement (herein so called). Pursuant to the Stock Purchase Agreement, Patriot will acquire all of the shares of Common Stock of the Company held by CFS, and pursuant to the Patriot Merger Agreement, the Company will merge with and into the successor to Patriot ("New Patriot REIT") following Patriot's Merger with and into California Jockey Club (the "Cal-Jockey Merger"), with New Patriot REIT being the surviving company (the "Patriot Merger").

         Proxy Agreement

         In connection with the Patriot Merger, on April 14, 1997, Patriot, CFS, Mr. Carreker, Mr. Bentley, Ms. Raymond, Mr. Koonce and the Company entered into that certain Proxy Agreement (the "Proxy Agreement"). Pursuant to the terms of the Proxy Agreement, each Wyndham stockholder that is a party thereto (a "Wyndham Stockholder"), in order to induce Patriot to enter into the Patriot Merger Agreement, makes certain agreements with Patriot, including those described below.

         Each Wyndham Stockholder agrees that during the Proxy Term (as defined in the Proxy Agreement) it will not (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any shares of Common Stock directly held by such Wyndham Stockholder, or other shares held in a trust over which such Wyndham Stockholder has the right to vote (the "Proxy Shares"), (b) deposit such Proxy Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Proxy Shares or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any Common Stock of the Company or (d) take any action that would make any representation or warranty of such Wyndham Stockholder contained in the Proxy Agreement untrue or incorrect or have the effect of preventing or





                              Page 12 of 26 pages
disabling such Wyndham Stockholder from performing such Wyndham Stockholder's obligations under the Proxy Agreement. The Proxy Agreement further provides that a Wyndham Stockholder may transfer or pledge any Proxy Shares to a person or entity with Patriot's prior written consent, which consent shall not be unreasonably withheld; it being understood that withholding consent will not be unreasonable if Patriot determines the transfer or pledge may eliminate or reduce the certainty or likelihood of the Proxy Shares being voted as contemplated by the Proxy Agreement. No transfer or pledge may be made unless the transferee or pledgee enters into a written agreement under which it agrees to be bound by all the terms of the Proxy Agreement.

         The Proxy Agreement further provides that each Wyndham Stockholder that is a party thereto irrevocably constitutes and appoints Patriot, or any nominee of Patriot, with full power of substitution, during and for the Proxy Term, as such Wyndham Stockholder's true and lawful attorney and proxy to vote each of the Proxy Shares (a) in favor of the adoption of the Patriot Merger Agreement and approval of the Patriot Merger and the other transactions contemplated by the Patriot Merger Agreement, (b) against any "Acquisition Proposal" (as that term is defined in the Patriot Merger Agreement), any change in the directors of the Company or other material changes in the Company's corporate structure or business and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Patriot Merger Agreement.

         Under the terms of the Proxy Agreement, each Wyndham Stockholder agrees that during the Proxy Term it will not, nor permit any of its affiliates (other than the Company, to the extent permitted by the Merger Agreement), to
(a) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or other offers from any person relating to an "Acquisition Proposal," (b) enter into any agreement with respect to any Acquisition Proposal or (c) enter into or participate in any discussions or negotiations regarding, or furnish information with respect to any inquiries or the making of any proposals that constitute, or would reasonably expected to lead to, an Acquisition Proposal. The Proxy Agreement also provides that nothing therein shall prevent any Wyndham Stockholder or its representatives or designees who are serving on the Board of Directors of the Company, or who are officers of the Company, from taking any action, subject to the applicable provisions of the Patriot Merger Agreement, while acting in such capacity as a director or officer of the Company.

         Revocable Proxy

         Simultaneous with the execution of the Proxy Agreement, Mr. Crow executed a Revocable Proxy with respect to the 100 shares of Common Stock of the Company directly held by him, pursuant to which he granted to Patriot a proxy with full power of substitution to vote such shares of stock on terms similar to those in the proxy granted by the Wyndham Stockholders to Patriot in the Proxy Agreement.





                              Page 13 of 26 pages

         The foregoing descriptions of the Proxy Agreement and Revocable Proxy are qualified in their entirety by reference to the forms of such documents that are attached hereto as exhibits and incorporated herein by reference.

         Patriot Merger

         As a result of the Patriot Merger, New Patriot REIT will acquire all of the assets of the Company, including the Company's portfolio of 23 owned and leased hotels, with an aggregate of 4,877 rooms, as well as management and/or franchise agreements associated with the Company's 79 managed and franchised properties throughout North America, and the Wyndham, Wyndham Garden and Wyndham Hotels & Resorts proprietary brand names. Pursuant to the "Patriot Merger Agreement" (as hereinafter used, this term shall be deemed to collectively refer to the Agreement and Plan of Merger and the Stock Purchase Agreement), each outstanding share of Common Stock of the Company will be converted into the right to receive 0.712 shares (the "Patriot Exchange Ratio") of common stock of each of New Patriot REIT and Patriot American Hospitality Operating Company ("New Patriot Operating Company," known as Bay Meadows Operating Company prior to the Cal-Jockey Merger), which shares will be paired and transferable and trade together as a single unit following the Cal-Jockey Merger (the "Paired Shares"). The Patriot Exchange Ratio is subject to adjustment in the event that the average of the closing prices of the Paired Shares on the twenty trading days preceding the fifth trading day prior to the Wyndham stockholders' meeting called to approve the Patriot Merger (the "Average Trading Price") is less than $42.13 per Paired Share. If the Average Trading Price is between $40.21 and $42.13 per Paired Share, the Patriot Exchange Ratio will be adjusted so that each outstanding share of Common Stock of the Company will be converted into the right to receive a number of Paired Shares equal to $30.00 divided by the Average Trading Price. If the Average Trading Price is less than $40.21 per Paired Share, there will be no further adjustments to the Patriot Exchange Ratio, which at that point would equate to
0.746 Paired Shares per share of Common Stock of the Company; however, in such circumstances, the Company has the right, waivable by it, to terminate the Patriot Merger Agreement without liability. In lieu of receiving Paired Shares, stockholders of the Company (including CFS) have the right to elect to receive cash in an amount per share equal to the Patriot Exchange Ratio (as it may be adjusted) multiplied by the average of the closing prices of the Paired Shares on the five trading days immediately preceding the closing of the Patriot Merger, up to a maximum aggregate amount of $100 million. If stockholders holding shares of Common Stock of the Company with a value in excess of this amount elect to receive cash, such cash will be allocated on a pro rata basis among such stockholders. In connection with the Patriot Merger, New Patriot REIT will assume the Company's existing indebtedness, which is approximately $138 million as of April 14, 1997.

         In connection with the execution of the Patriot Merger Agreement, Patriot also entered into agreements with partnerships affiliated with members of the Trammell Crow family providing for the acquisition by New Patriot REIT of 11 full-service





                              Page 14 of 26 pages

Wyndham-branded hotels with 3,072 rooms, located throughout the United States, for approximately $331.7 million in cash, plus approximately $14 million in additional consideration if two hotels meet certain operational targets (the "Crow Acquisition" and, collectively with the Patriot Merger, the "Proposed Patriot Transactions"). The Patriot Merger and the Crow Acquisition, which will be consummated concurrently, are subject to various conditions including, without limitation, the consummation of the Cal-Jockey Merger and the transactions related thereto and the approval of the Patriot Merger and certain of the related transactions by the stockholders of New Patriot REIT, New Patriot Operating Company and the Company. It is currently anticipated that the stockholder meetings to approve the Proposed Patriot Transactions will occur in the fourth quarter of 1997.

         In connection with the consummation of the Proposed Patriot Transactions, certain changes will be made with respect to the officers and members of the Boards of Directors of New Patriot REIT and New Patriot Operating Company. James D. Carreker, the Company's Chairman and Chief Executive Officer, will serve as Chairman and Chief Executive Officer of New Patriot Operating Company. Paul A. Nussbaum will remain Chairman and Chief Executive Officer of New Patriot REIT and William W. Evans III, who currently serves in Patriot's Office of the Chairman, will become President of New Patriot REIT replacing Tom Lattin, who will become Executive Vice President -- Property Management for New Patriot Operating Company. Rex E. Stewart, who currently serves as Patriot's Chief Financial Officer, will serve as Chief Financial Officer of New Patriot Operating Company and Anne L. Raymond, currently the Chief Financial Officer of the Company, will serve as Chief Financial Officer of New Patriot REIT. It is also anticipated that the Board of Directors of New Patriot REIT and New Patriot Operating Company will be reconstituted in connection with the consummation of the Proposed Patriot Transactions so that each Board of Directors will consist of 11 members, including (i) two designees of the Company and one designee of the Trammell Crow family to the New Patriot REIT Board of Directors and (ii) three designees of the Company and one designee of the Trammell Crow family to the New Patriot Operating Company. It is currently anticipated that Harlan Crow will serve as the Trammell Crow family's representative on the New Patriot REIT Board of Directors. The remaining members for each Board of Directors will be selected by New Patriot REIT and will include members of Patriot's existing Board of Directors, as well as additional persons to be selected prior to the Patriot Merger. Paul A. Nussbaum and James D. Carreker (who will be one of the Wyndham designees) will serve as directors of both New Patriot REIT and New Patriot Operating Company.

         The descriptions herein of the Patriot Merger Agreement and the Stock Purchase Agreement are qualified in their entirety to the forms of such agreements that are attached hereto as exhibits and are incorporated herein by reference.

         The Joint Press Release of Patriot and the Company dated April 14, 1997 describing in greater detail the terms of the Patriot Merger is attached hereto and incorporated herein by reference.





                              Page 15 of 26 pages

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of the shares of Common Stock beneficially owned by each of the Filing Persons, and for all of the Filing Persons collectively as a "Group" (within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended), is set forth on Schedule II attached hereto and incorporated herein by reference.

         (b) Schedule II attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Filing Persons. Mr. Trammell S. Crow shares with Mr. Carreker voting and dispositive power with respect to the 120,690 shares of Common Stock held by WHMC. His business address is 3200 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas 75201, he is principally employed as an investor and he is a citizen of the United States of America. Mr. Trammell S. Crow is not the subject of any proceeding required to be disclosed under Item 2 hereof.

         (c)       Not applicable.

         (d) Pursuant to the pledge described in Item 3(e), the Company has the right to require the application of proceeds of sales of pledged shares of Common Stock to the balance of the promissory note described therein.

         In September 1996, Messrs. Carreker, Bentley and Koonce entered into certain margin loan transactions ("Margin Loans") with Smith Barney, Inc. (the "Lender") for personal loans in which shares of Common Stock (the "Pledged Shares") held by such persons were pledged as collateral for the Margin Loans. In the event of a default under a Margin Loan and a subsequent foreclosure sale of the Pledged Shares, the Lender would be entitled to receive proceeds from such sale to the extent required to satisfy the obligations owed to it under the related Margin Loan. As a condition to the Margin Loans, the Company entered into a Registration Rights Agreement with the Lender, which provides that the Lender and its affiliates may require the Company upon written notice to register the Pledged Shares for sale at any time following (i) the date on which the closing price of the Company's Common Stock, as reported on the New York Stock Exchange or other exchange or public market on which the Common Stock is traded, is less than $14.00 per share; or (ii) the borrowers' failure to promptly meet a margin call.

         (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Proxy Agreement - See Item 4 above.





                              Page 16 of 26 pages

         Revocable Proxy - See Item 4 above.

         Stock Purchase Agreement- See Item 4 above.

         Stockholders' Agreement

         On May 24, 1996, a stockholders' agreement (the "Stockholders' Agreement") was executed by the Company, various affiliates of The Hampstead Group L.L.C. (the "Bedrock Stockholders"), and CFS, Mr. Crow, Ms. Susan T. Groenteman, Mr. Carreker, Mr. Bentley, Ms. Raymond, Mr. Koonce, Mr. Eric A. Danziger (formerly a senior executive officer of the Company) and WEL (collectively, the "Crow/Wyndham Stockholders"), which imposes certain restrictions on the transfer of Common Stock held by such stockholders (the "Stockholders") and entitles the Stockholders to certain rights regarding corporate governance.

         Pursuant to the Stockholders' Agreement, each of the Stockholders agrees not to sell, transfer, pledge or otherwise dispose of ("Transfer") its Common Stock otherwise than as permitted by the provisions of the Stockholders' Agreement. The Stockholders' Agreement permits the following transfers: (i) open-market sales not exceeding the volume limitations imposed by Rule 144 under the Securities Act of 1933, as amended, (ii) sales in the Company's initial public offering and (iii) Transfers of Common Stock by WEL to the direct or indirect owners of equity interests in WEL. The Stockholders' Agreement also provides that any Stockholders may Transfer any Common Stock, provided that the transferee agrees to be bound by the Stockholders' Agreement
(a) to any wholly-owned affiliate of the transferring Stockholder, (b) to certain transferring Stockholder family members, trusts or, if the transferring stockholder is a corporation, partnership or other entity, its equity owners,
(c) to certain members of the Trammell Crow family or their lineal descendants (together with any entity not less than 75% of the beneficial interests of which are owned by such members of the Trammell Crow family, the "Crow Interests"), (d) to the Company or to any then-existing Crow/Wyndham Stockholder or to any full time senior executive officer of the Company, (e) as a pledge to secure indebtedness, provided that the pledgee agrees to offer a right of purchase, in the event of any foreclosure of the pledge, to the other Stockholders in accordance with the Stockholders' Agreement, and (f) to the owners of equity interests in a Stockholder upon a partial or complete liquidation or dissolution of such Stockholder.

         The Stockholders' Agreement further provides that except with respect to a permitted Transfer described above, the proposed Transfer by a Stockholder to a third party of Common Stock shall be subject to a first right of purchase in favor of the Stockholders in the other Stockholder Group (as defined below) at the price and on the other terms of the proposed third-party sale. The Company has a prior right to purchase Common Stock subject to a proposed Transfer if the offered Common Stock represents all of the Common Stock held by the Crow Interests, but only to the extent the purchase by the Bedrock Stockholders of the Common Stock would cause the Bedrock Stockholders to own more





                              Page 17 of 26 pages
than 40% of the outstanding Common Stock. The Company has waived such right in connection with the Transfer contemplated by the Stock Purchase Agreement. A similar first right of purchase requirement applies in the event of third-party sales in connection with a shelf registration or an underwritten public offering in which Stockholders propose to sell Common Stock.

         Under the Stockholders' Agreement, the Bedrock Stockholders and the Crow/Wyndham Stockholders (each a "Stockholder Group") are each entitled to nominate a portion of the Company's Board of Directors, such portion to be based upon the proportionate number of shares of Common Stock held by each Stockholder Group and to be allocated as proportionately as practicable between independent directors and other directors. Each Stockholder Group is also entitled to nominate directors to serve on each of the Board's Committees on a similar proportionate basis. Subject to certain conditions set forth in the Stockholders' Agreement, each Stockholder Group agrees to use its best efforts to elect the director nominated in accordance with the Stockholders' Agreement and to remove directors under certain circumstances. The Stockholders' Agreement further provides that as long as the Crow Interests own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement), the Chairman of the Board of the Company shall be a person designated by the Crow Interests. In the event the Bedrock Stockholders own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement) and the Crow Interests no longer own at least such percentage, the Chairman of the Board of the Company shall be a person designated by the Bedrock Stockholders.

         The Stockholders' Agreement terminates upon the earliest to occur of
(a) the sixth anniversary of the date of the Stockholders' Agreement, (b) the Bedrock Stockholders and the Crow/Wyndham Stockholders collectively owning less than 37.5% of the outstanding Common Stock, (c) the termination of management contracts in connection with the development fund organized by the Bedrock Stockholders and certain lenders, below a specified level, (d) certain changes in control of the Bedrock Stockholders, (e) the Bedrock Stockholders owning less than 50% of the number of shares of Common Stock held by them immediately following the Company's initial public offering and (f) any distribution of Common Stock by the Bedrock Stockholders to direct or indirect owners of equity interest in the Bedrock Stockholders that result in such Common Stock being held by anyone other than a Bedrock principal or an entity controlled by such a principal.

         The parties to the Proxy Agreement have agreed that to the extent of any conflict between the Proxy Agreement and the Stockholders' Agreement, the Proxy Statement shall control.





                              Page 18 of 26 pages

         Registration Rights Agreement

         On May 24, 1996, the Company entered into a registration rights agreement with CFS, Mr. Crow, Ms. Susan T. Groenteman, Mr. Carreker, Mr. Bentley, Ms. Raymond, Mr. Koonce, Mr. Eric A. Danziger, WEL and the Bedrock Stockholders (the "Registration Rights Agreement") pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale any shares of Common Stock (and other securities of the Company that are exercisable to purchase, convertible into or exchangeable for shares of capital stock of the Company) that are held by the parties thereto (collectively, the "Registrable Securities"). All of the shares of Common Stock held by Filing Persons are Registrable Securities. The Registration Rights Agreement provides that any holder of Registrable Securities may require the Company upon written notice to register for sale such Registrable Securities (a "Demand Registration"), provided that the total amount of Registrable Securities to be included in the Demand Registration has a market value of at least $20 million and provided that notice is not given prior to six months after the effective date of the previous Demand Registration. Subject to the foregoing, the holders of Registrable Securities may request an unlimited number of Demand Registrations.

         The Registration Rights Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than certain types of registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (the "Piggyback Registration").

         The Company is generally required to pay all of the expenses of Demand Registrations and Piggyback Registrations, other than underwriting discounts and commissions. In the event of a Demand Registration within one year of the date of the Registration Rights Agreement, the holders of the Registrable Securities being registered must pay up to $250,000 ($125,000 in the case of a shelf registration) of such expenses.

         Promissory Notes - See Item 3(e) above.

         Margin Loans- See Item 5(d) above.

         Attached hereto as Exhibit 99.2 and incorporated herein by reference is a copy of the Agreement Among Filing Parties dated as of April 24, 1997.





                              Page 19 of 26 pages

Item 7.  Material to be Filed as Exhibits.

   Exhibit No.
   -----------
        2.1               Formation Agreement, dated as of March 10, 1996 (incorporated herein by reference to Exhibit
                          2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

        2.2               Agreement and Plan of Merger, dated as of April 14, 1997, by and between Patriot American
                          Hospitality, Inc. and the Company (filed herewith).  The "Disclosure Letters" referred to in the Agreement and Plan of Merger are omitted, as they constitute "schedules" within the meaning of Item 601 of Regulation S-K.  The Company undertakes to furnish supplementally such
                          Disclosure Letters to the Commission upon request.

        2.3               Stock Purchase Agreement, dated as of April 14, 1997, by and between Patriot American
                          Hospitality, Inc. and CF Securities, L.P. (filed herewith).

       10.1               Proxy Agreement dated as of April 14, 1997, by and between Patriot American Hospitality, Inc.
                          and CF Securities, L.P., James D. Carreker, Leslie V. Bentley, Anne L. Raymond, Stanley M.
                          Koonce, Jr. and the Company (filed herewith).

       10.2               Revocable Proxy, dated as of April 14, 1997, of Harlan R. Crow (filed herewith).

       10.3               Stockholders' Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit
                          10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

       10.4               Registration Rights Agreement, dated as of May 24, 1996 (incorporated herein by reference to
                          Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

       99.1               Joint Press Release of Patriot American Hospitality, Inc. and Wyndham Hotel Corporation dated
                          April 14, 1997 (filed herewith).

       99.2               Agreement Among Filing Parties, dated as of April 24, 1997 (filed herewith).





                              Page 20 of 26 pages

                                   SCHEDULE I

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
               AND CONTROLLING PERSONS OF CF SECURITIES, L.P. AND
                           MILL SPRING HOLDINGS, INC.

1.       CF SECURITIES, L.P.

              Name and Position                           Business Address
              -----------------                           ----------------
        Mill Spring Holdings, Inc.                    3200 Trammell Crow Center
        General Partner                               2001 Ross Avenue
                                                      Dallas, Texas  75201

2.       MILL SPRING HOLDINGS, INC.

              Name and Position                           Business Address
              -----------------                           ----------------
        Harlan R. Crow                                3200 Trammell Crow Center
        President and Director                        2001 Ross Avenue
                                                      Dallas, Texas  75201

        Susan T. Groenteman                           3200 Trammell Crow Center
        Executive Vice President                      2001 Ross Avenue
                                                      Dallas, Texas  75201

        Anthony W. Dona                               3200 Trammell Crow Center
        Executive Vice President                      2001 Ross Avenue
                                                      Dallas, Texas  75201

        Ronald S. Brown                               3200 Trammell Crow Center
        Vice President                                2001 Ross Avenue
                                                      Dallas, Texas  75201

        James C. Hendricks                            3200 Trammell Crow Center
        Vice President                                2001 Ross Avenue
                                                      Dallas, Texas  75201

        Philip J. Wise                                3200 Trammell Crow Center
        Vice President                                2001 Ross Avenue
                                                      Dallas, Texas  75201





                              Page 21 of 26 pages

 Sarah Puckett                                 3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 John Thomas                                   3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Timothy J. Hogan                              3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Thomas Burleson                               3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Susan L. Fish                                 3200 Trammell Crow Center
 Vice President and Treasurer                  2001 Ross Avenue
                                               Dallas, Texas  75201

 M. Kevin Bryant                               3200 Trammell Crow Center
 Vice President and Secretary                  2001 Ross Avenue
                                               Dallas, Texas  75201

 Ann Murray                                    3200 Trammell Crow Center
 Vice President and Assistant                  2001 Ross Avenue
 Secretary                                     Dallas, Texas  75201

 William P. Starnes                            3200 Trammell Crow Center
 Vice President and Assistant                  2001 Ross Avenue
 Secretary                                     Dallas, Texas  75201

 Robert E. Rothenmund                          3200 Trammell Crow Center
 Vice President and Assistant                  2001 Ross Avenue
 Secretary                                     Dallas, Texas  75201

 Jeanna Camp                                   3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201





                              Page 22 of 26 pages

 Vincent L. George                             3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Mary M. Hager                                 3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Carol Kreditor                                3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Robert A. McClain                             3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 William S. Robinson                           3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Charles R. Brindell, Jr.                      3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Jeffrey C. Chavez                             3200 Trammell Crow Center
 Vice President                                2001 Ross Avenue
                                               Dallas, Texas  75201

 Ben R. Phillips                               3200 Trammell Crow Center
 Assistant Secretary                           2001 Ross Avenue
                                               Dallas, Texas  75201

 Jackie Close                                  3200 Trammell Crow Center
 Assistant Secretary                           2001 Ross Avenue
                                               Dallas, Texas  75201





                              Page 23 of 26 pages

                                  SCHEDULE II

                    CERTAIN INFORMATION REGARDING INTERESTS
                 OF FILING PERSONS IN WYNDHAM HOTEL CORPORATION

                                                                         Shares          Percent
Name of Each                                                          Beneficially         of
Beneficial Owner                                                          Owned           Class
----------------                                                          -----           -----
CF Securities, L.P. . . . . . . . . . . . . . . . . . . . . . . . . .     9,447,745      47.20%
     Mill Spring Holdings, Inc.(1)  . . . . . . . . . . . . . . . . .     9,447,745      47.20%
     Harlan R. Crow(2)  . . . . . . . . . . . . . . . . . . . . . . .           100        *
James D. Carreker(3)  . . . . . . . . . . . . . . . . . . . . . . . .     1,371,777       6.85%
Leslie V. Bentley(4)  . . . . . . . . . . . . . . . . . . . . . . . .       392,057       1.96%
Anne L. Raymond . . . . . . . . . . . . . . . . . . . . . . . . . . .       380,151       1.90%
Stanley M. Koonce, Jr.  . . . . . . . . . . . . . . . . . . . . . . .       388,001       1.92%
                                                                         ----------      ------

TOTAL OF GROUP(5) . . . . . . . . . . . . . . . . . . . . . . . . . .    11,859,141      59.24%

_________________

*        Less than 1%.

(1) Includes 9,447,745 shares of Common Stock held of record by CF Securities, L.P., of which Mill Spring Holdings, Inc. is the general partner.

(2) Harlan R. Crow directly holds 100 shares of Common Stock. As Mr. Crow is the sole director and President, and a principal stockholder of Mill Spring Holdings, Inc., beneficial ownership of the shares of Common Stock held by CF Securities, L.P. could be indirectly attributed to Mr. Crow. Mr. Crow disclaims beneficial ownership of all shares of Common Stock held by CF Securities, L.P.

(3) James D. Carreker directly holds 1,173,416 shares of Common Stock. Shares listed in the table include 77,671 shares held in a trust for which Mr. Carreker is the special trustee and has full voting rights. Mr. Carreker disclaims beneficial ownership of all Common Stock held in the trust. On February 11, 1997, Wyndham Employees, Ltd. ("WEL"), an employee equity participation plan of the Company, distributed (the "WEL Distribution") its holdings of Common Stock to the participants in WEL. Mr. Carreker is a director and principal stockholder of Wyndham Hotel Management Corporation ("WHMC"), which is the corporate general partner of WEL. Shares listed in the table include 120,690 shares held by WHMC, including 6,468 shares received by WHMC in the WEL Distribution. Mr. Carreker disclaims beneficial





                              Page 24 of 26 pages
         ownership of all Common Stock held by WHMC beyond his 49% ownership interest therein.

(4) Includes 61,680 shares held in trusts for which Mr. Bentley is the special trustee and has full voting rights. Mr. Bentley disclaims beneficial ownership of all Common Stock held in the trusts.

(5) Excludes the 120,690 shares of Common Stock of WHMC that may be attributable to Mr. Carreker, as such shares are not subject to the terms of the Proxy Agreement.





                              Page 25 of 26 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




DATED:   April 24, 1997           CF SECURITIES, L.P., a Texas limited
                                  partnership

                                  By:   MILL SPRING HOLDINGS, INC., a Texas
                                        corporation and its General Partner

                                  By: /s/ Harlan R. Crow
                                     ---------------------------------------
                                  Name:  Harlan R. Crow
                                  Title: President

DATED:   April 24, 1997           MILL SPRING HOLDINGS, INC., a Texas
                                  corporation

                                  By: /s/ Harlan R. Crow
                                  ------------------------------------------
                                  Name:  Harlan R. Crow
                                  Title: President

DATED:   April 24, 1997           /s/ Harlan R. Crow
                                  ------------------------------------------
                                  Name:  Harlan R. Crow

DATED:   April 24, 1997           /s/ James D. Carreker
                                  ------------------------------------------
                                  James D. Carreker

DATED:   April 24, 1997           /s/ Leslie V. Bentley
                                  ------------------------------------------
                                  Leslie V. Bentley

DATED:   April 24, 1997           /s/ Anne L. Raymond
                                  ------------------------------------------
                                  Anne L. Raymond

DATED:   April 24, 1997           /s/ Stanley M. Koonce, Jr.
                                  ------------------------------------------
                                  Stanley M. Koonce, Jr.





                              Page 26 of 26 pages

                              INDEX TO EXHIBITS




    Exhibit No.                        Description
    -----------                        -----------
        2.1               Formation Agreement, dated as of March 10, 1996 (incorporated herein by reference to Exhibit
                          2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

        2.2               Agreement and Plan of Merger, dated as of April 14, 1997, by and between Patriot American
                          Hospitality, Inc. and the Company (filed herewith).  The "Disclosure Letters" referred to in the Agreement and Plan of Merger are omitted, as they constitute "schedules" within the meaning of Item 601 of Regulation S-K.  The Company undertakes to furnish supplementally such
                          Disclosure Letters to the Commission upon request.

        2.3               Stock Purchase Agreement, dated as of April 14, 1997, by and between Patriot American
                          Hospitality, Inc. and CF Securities, L.P. (filed herewith).

       10.1               Proxy Agreement dated as of April 14, 1997, by and between Patriot American Hospitality, Inc.
                          and CF Securities, L.P., James D. Carreker, Leslie V. Bentley, Anne L. Raymond, Stanley M.
                          Koonce, Jr. and the Company (filed herewith).

       10.2               Revocable Proxy, dated as of April 14, 1997, of Harlan R. Crow (filed herewith).

       10.3               Stockholders' Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit
                          10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

       10.4               Registration Rights Agreement, dated as of May 24, 1996 (incorporated herein by reference to
                          Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

       99.1               Joint Press Release of Patriot American Hospitality, Inc. and Wyndham Hotel Corporation dated
                          April 14, 1997 (filed herewith).

       99.2               Agreement Among Filing Parties, dated as of April 24, 1997 (filed herewith).
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